02041111

NO ACT
P.E 3-24-02
333-61434-03

DC

May 24, 2002

Act 39
Section 314(d)
Rule
Public Availability 5-24-02

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Arch Wireless Holdings, Inc.
Incoming letter dated March 24, 2002

Based of the facts presented, it is the Division's view that the inclusion of sections 11.05(a) of the indentures would not prevent the qualification of the indentures under the Trust Indenture Act of 1939. In reaching this position, we note that:

- the indentures permit AWHI and the guarantors to dispose of specified collateral in the ordinary course of their business;
- the indentures provide that AWHI and the guarantors will deliver to the trustee semi-annual certificates stating that all dispositions of the specified collateral during the relevant six-month period occurred in AWHI's and the guarantors' ordinary course of business and that all the proceeds from all the dispositions were used in the ordinary course of business or to make cash payments permitted by the indentures; and
- the indentures provide that AWHI and the guarantors will deliver to the trustee annual audited consolidated financial statements.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.



Sincerely,

Jonathan A. Ingram
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2002

Raymond Thek
Hale & Dorr LLP
650 College Road East
Princeton, New Jersey 08540

Re: Arch Wireless Holdings Inc.

Dear Mr. Thek:

In regard to your letter of May 24, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

HALE AND DORR LLP
COUNSELLORS AT LAW

**haledorr.com**
650 COLLEGE ROAD EAST • PRINCETON, NJ 08540
609-750-7600 • FAX 609-750-7700

Trust Indenture Act
Section 314(d)

RAYMOND THEK
609-750-7648
raymond.thek@haledorr.com



May 24, 2002

**By Facsimile**

Mr. Jonathan Ingram
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Arch Wireless Holdings, Inc.
10% Senior Subordinated Secured Notes due 2007 and 12% Subordinated Secured Compounding Notes due 2009

Dear Mr. Ingram:

Arch Wireless Holdings, Inc. (the "Company") hereby requests that the staff ("Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that both (i) the Indenture (the "10% Notes Indenture") by and among the Company, Arch Wireless Communications, Inc., the parent entity of the Company ("AWCI"), Arch Wireless, Inc., the parent entity of AWCI ("AWI"), each of the subsidiaries of AWI other than the Company party thereto (together with AWI and AWCI, the "Guarantors"), and Bank of New York, as trustee (the "Trustee"), under which the Company will issue up to $200,500,000 of its 10% Senior Subordinated Secured Notes due 2007 (the "10% Notes"), and (ii) the Indenture (the "12% Notes Indenture" and, together with the 10% Notes Indenture, the "Indentures") by and among the Company, the Guarantors and the Trustee under which the Company will issue up to $100,500,000 of its 12% Subordinated Secured Compounding Notes due 2009 (the "12% Notes" and, together with the 10% Notes, the "Notes") can be qualified under the Trust Indenture Act of 1939, as amended (the "Act") notwithstanding the collateral release provisions contained in each of the Indentures.

## BACKGROUND

AWI, AWCI, the Company, Paging Network Canadian Holdings, Inc., PageNet SMR Sub., Inc., and certain direct and indirect subsidiaries of the Company (collectively, the "Debtors") are leading providers of wireless messaging and information services in each of the United States, the U.S. Virgin Islands, Puerto Rico and Canada. They primarily provide traditional messaging services consisting of numeric and text paging services. They also market advanced wireless messaging services, which enable subscribers to send and receive wireless e-mail and offer wireless information services, such as stock quotes and news, voice-mail, personalized greetings, message storage and retrieval, equipment loss protection and equipment maintenance, to both traditional and advanced messaging customers.

On November 9, 2001, three holders of AWCI's 12 3/4% Senior Notes due 2007 filed an involuntary Chapter 11 petition under Title 11, United States Code, 11 U.S.C. §§ 101 et seq. (the "Bankruptcy Code") against AWCI. On December 6, 2001, AWCI consented to the involuntary filing and each of the other Debtors filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code, and the Debtors filed a Joint Plan of Reorganization dated as of January 15, 2002 (the "Plan"). Pursuant to the terms of the Plan, the Company will issue the Notes under the Indentures and the Debtors will use the proceeds thereof, along with cash on hand and shares of common stock, par value $.001 per share, of AWI, to satisfy the claims of the secured creditors of the Debtors.

The 10% Notes will rank senior in right of payment to all current and future subordinated debt (including the 12% Notes), pari passu in right of payment with all current and future senior debt and junior in right of payment to a secured revolving credit facility which may be entered into by the Company or any Guarantor in an amount not to exceed $35 million (the "Revolving Credit Facility"). The 12% Notes will be subordinated in right of payment to all current and future senior debt, including the 10% Notes and the Revolving Credit Facility. The 10% Notes will be secured by a first-priority lien (which shall be junior to that of the Revolving Credit Facility) on substantially all of the assets of the Debtors (the "Collateral"), and the 12% Notes will be secured by a second-priority lien (which shall also be junior to that of the Revolving Credit Facility) on the Collateral, both pursuant to the terms of (i) the Collateral Agent Agreement among AWI, AWCI, the Company, each of the other grantors party thereto, the Administrative Agent under the Revolving Credit Facility, if any, Bank of New York, as Senior Indenture Trustee and as Junior Indenture Trustee, and (ii) the Security Agreement among AWI, AWCI, the Company, each of the subsidiaries of AWI party thereto and Bank of New York as the collateral agent (the "Security Agreement"). Section 1.3 of the Security Agreement defines Collateral to include, among other things, accounts receivable, Inventory, machinery, equipment, furniture, materials and supplies. Pursuant to Section 1.3(xvii) of the Security Agreement, Collateral also includes all general intangibles (including leases, licenses and contracts). The Company represents that the Notes are secured by all of the various Collateral referred to above. The Company is a wholly-owned subsidiary of AWCI, which is itself a wholly-owned subsidiary of AWI. The Company is the sole direct obligor under the Indentures. The Guarantors (other than AWI and AWCI) are direct and indirect wholly-owned subsidiaries of AWI or the Company and each of them is listed in Exhibit A hereto. After the effective date of the Plan each subsidiary Guarantor will remain wholly-owned by AWI or will be consolidated with another subsidiary Guarantor or the Company.

Section 11.04 of each of the Indentures contains the general provisions for the release of Collateral from the lien of the Collateral Agent in accordance with the Act, including delivery of the certificates and opinions of fair value required by Section 314(d) of the Act. Section 11.05(a) of each of the Indentures, however, permits the Company without any release or consent of the Trustee or the Majority Noteholders to:

(i) sell, dispose of or otherwise transfer inventory in the ordinary course of the Company's or the Guarantor's business;

(ii) liquidate or otherwise dispose of accounts receivable in the ordinary course of the Company's or the Guarantor's business;

(iii) renegotiate and terminate leasehold interests in Collateral in the ordinary course of the Company's or the Guarantor's business;

(iv) sell or dispose of in the ordinary course of business free from the Liens of the Security Documents, any machinery, equipment, furniture, apparatus, tools or implements, materials or supplies or other similar property ("Subject Property") which the Company determines, in its reasonable opinion, may have become obsolete or unfit for use in the conduct of its businesses or the operation of the Collateral so long as (a) such Subject Property is replaced with or exchanged for property of equal value, and (b) upon replacing the same with, or exchanging for the same, new property, such new property shall without further action become Collateral subject to the Liens of the Security Documents; and

(v) make cash payments from the deposit accounts of the Company or the Guarantors in the ordinary course of business that are not otherwise prohibited by the Indenture.

In lieu thereof and in order to protect the interests of purchasers of the Notes and allow the Company to carry on its regular business in the ordinary course, Section 11.05(b) of each of the Indentures requires the Company and the Guarantors to deliver semi-annually to the Trustee and the Collateral Agent not later than 30 days after the end of each six month measurement period a certificate verifying that all such sales, dispositions or transfers of inventory, liquidations and other dispositions of accounts receivable and any other disposition or transaction contemplated by Section 11.05(a), during the applicable six-month period, were made in the ordinary course of the Company's and the Guarantors' business and that all proceeds from such activities were used by the Company and the Guarantors in the ordinary course of their business or to make cash payments otherwise permitted by each of the Indentures. Please note in this connection that the Company is not requesting relief from the provisions of Section 314(d)(1) of the Act and remains subject to the requirement that, to the extent releases of Collateral in any calendar year exceed 10% of the principal amount of indenture securities at the time outstanding, the certificate provided will be from an independent engineer, appraiser or expert. In addition, pursuant to Section 10.26 of each of the Indentures, the Company is required to furnish the Trustee unaudited quarterly and audited annual consolidated financial statements meeting the requirements imposed on reporting companies under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, whether or not the Company is then a reporting company.

Current drafts of the Indentures, the Security Agreement and the Collateral Agent Agreement are enclosed for your information.

DISCUSSION

The Act was adopted to protect the purchasers of publicly-offered debt securities from certain abusive practices. In particular, the release provisions of the Act were added to prevent abuses such as those described in Hazzard v. Chase National Bank, 159 Misc. 57, 287 N.Y.S.

541 (Sup. Ct. 1936), aff'd, 257 App. Div. 950, 14 N.Y.S.2d 147 (1939), aff'd, 282 N.Y. 652, 26 N.E.2d 801, cert. denied, 311 U.S. 708 (1940). In Hazzard, the court found that the substitution of property of lesser value for the property initially subject to the lien of the indenture had reduced the debtholders' security, and therefore constituted an abuse.

It is our view that Section 11.05 of each of the Indentures does not present the possibility of abuse and that compliance with the release provisions of the Act in the context of the transactions permitted by Section 11.05 would not be in furtherance of any purpose designed to be served by the Act. No special or extraordinary transactions are permitted. Section 11.05 merely permits the Company and the Guarantors to conduct their business in the ordinary course. Further, additional protections are provided by Section 11.05(b) of each of the Indentures. Compliance with such provisions provides protection equivalent to compliance with the release provisions of Section 314(d) of the Act for the following reasons.

First, as noted above, the exception applies only to the limited actions enumerated in Section 11.05(a) that are taken in the ordinary course of the Company's or the Guarantors' business.

Second, as described above, the Company and the Guarantors will provide information that will permit the Trustee to monitor compliance with the limitations in Section 11.05(a) of each of the Indentures on a regular basis.

Third, sales, dispositions or transfers of inventory, liquidations and other dispositions of accounts receivable and any other disposition or transaction contemplated by Section 11.05(a) that are not in the ordinary course of business, like other dispositions of Collateral, would require separate certificates or opinions of fair value in accordance with Section 314(d) of the Act. Moreover, Section 10.11 of each of the Indentures already prevents the Company and the Guarantors (subject to the limited exceptions therein enumerated) from disposing of their assets.

Finally, the provisions described above are consistent with circumstances addressed by the Staff (the "Staff") of the Commission in response to requests by: Mary Kay Cosmetics, Inc. (avail. March 18, 1986); Monogram Models, Inc. (avail. July 7, 1987); New World Entertainment, Ltd. (avail. May 5, 1988); Jack Eckerd Corporation (avail. June 25, 1990); Federated Department Stores, Inc. (avail. January 31, 1992); Metallurg, Inc. (order dated April 2, 1997); and Coltec Industries, Inc. (order dated August 17, 1998). In each case, the Staff concurred in the view that provisions consistent with Section 11.05 of each of the Indentures would not prevent the qualification of the respective indentures under the Act, if measures such as those described above were included for the protection of the holders of the indenture securities.

In the ordinary course of its business, the Company maintains leases in respect of approximately 17,000 transmitters and receivers throughout the country in order to deliver wireless services to its customers. These leases expire, are renewed, are replaced and renegotiated on a frequent basis as the Company expands its coverage and maintains its network. No useful purpose is served by preventing the Company from taking the day to day actions necessary to maintain and expand its network. The Company's actions in managing its network are no more likely to result in abuse than a manufacturer acquiring and consuming any raw material for production. Additionally, the Company leases millions of paging and messaging devices to their customers.

Other than in respect of the collateral referred to above, the Company's collateral is substantially the same as that in previous circumstances found to be acceptable by the Staff. The Company has an inventory of wireless messaging devices and holds receivables and deposits and contract or lease rights from subscribed customers. It also has receiver and transmitter equipment and other office equipment and property usually found in service businesses. Receivables and lease and service contract payments are generally on a 30-day billing cycle, while inventory fluctuates based on sales and exchanges of devices and returns of broken or faulty units for repair or replacement. Thus, the Company must, on a daily basis, release this collateral by selling inventory, liquidating or disposing of accounts receivable, replacing or upgrading equipment and terminating or upgrading customer agreements. In addition, because the Company, upon emerging from bankruptcy, plans to consolidate its business in order to increase operating efficiency, it will, on a regular basis, be taking advantage of opportunities to dispose of obsolete or unfit equipment, machinery, office furniture and fixtures and other materials, exchanging or replacing same for property of equal value.

In the Company's view, based on the foregoing, compliance with the certificate and opinion requirements of Section 314(d) of the Act in the context of sales, dispositions or transfers of inventory, liquidations and other dispositions of accounts receivable and any other disposition or transaction contemplated by Section 11.05(a) in the ordinary course of the Company's or the Guarantors' business is not necessary for the protection of purchasers of the Notes and such failure by the Company to so comply would not be inconsistent with the purposes fairly intended to be served by Section 314(d) of the Act.

If the provisions of Section 11.05(a) are altered, the Company would be unable to carry on its business in the ordinary course. Each disposition of Collateral would be subject to the opinion and certificate requirements of Section 314(d) of the Act. Therefore, the Company would be required to comply with Section 314(d) of the Act each time it engaged in sales, dispositions or transfers of inventory, liquidations and other dispositions of accounts receivable or renewal or termination of any of its thousands of tower leases or millions of pager leases. As a result, the Company would be forced to eliminate inventory, accounts receivable, equipment and leases from the lien of the Collateral Agent, thereby impairing the security of the holders of the Notes and adversely affecting the Company and the holders of the Notes.

For the reasons discussed above, we request the Staff to concur in our view that the Indentures can be qualified under the Act.

Should the Staff have any questions or require any additional information in connection with this application, please contact myself at the above address and telephone or Jay Bothwick, Esq., Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, 02109, (617) 526-6000.

Very truly yours,

Raymond Thek

RT:mmk
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